UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM SD

Specialized Disclosure Report

AVISTA CORPORATION
(Exact name of registrant as specified in its charter)

Washington	1-3701	91-0462470
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1411 East Mission Avenue, Spokane, Washington	99202-2600
(Address of principal executive offices)	(Zip Code)

Marian M. Durkin, General Counsel	(509) 495-8687
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure
This Form SD of Avista Corporation (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018.
Introduction
Avista Corporation, originally incorporated in the territory of Washington in 1889, is primarily an electric and natural gas utility with certain other business ventures. As of December 31, 2018, we employed 1,766 people in our Pacific Northwest utility operations (Avista Utilities) and 260 people in our subsidiary businesses (including our Juneau, Alaska utility operations). Our corporate headquarters are in Spokane, Washington, which serves as the business, transportation, medical, industrial and cultural hub of the Inland Northwest region (eastern Washington and northern Idaho). Regional services include government and higher education, medical services, retail trade and finance. Through our subsidiary AEL&P, we also provide electric utility services in Juneau, Alaska. Additionally, prior to April 18, 2019, we owned an approximately 89 percent interest in a subsidiary, Advanced Manufacturing and Development, Inc., which does business as METALfx. METALfx is a supplier of metal products used primarily in the manufacture of electronic components, certain components of which may include Conflict Minerals (as defined below) in amounts management considers de minimis. We sold our interest in METALfx on April 18, 2019, and from and after our calendar year ending December 31, 2019, we will have no further reporting obligation with respect to Conflict Minerals used in or produced by METALfx.
Conflict Minerals Disclosure
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which certain minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, tantalum, tin and tungsten (the “Conflict Minerals”). The Rule requires certain disclosures regarding the registrant’s processes and procedures for determining whether any Conflict Minerals used in their operations are sourced from “Covered Countries.” The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo and each adjoining country, including the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. METALfx purchases from third parties certain products used in its manufacturing processes and that are sold to third parties, including certain fasteners, welding rods, and gold plating on certain components. The Company has determined that a small number of those materials contain gold, which qualifies as a Conflict Mineral (the “Products”).
Therefore, the Company conducted a good faith reasonable country of origin inquiry regarding the use and source of Conflict Minerals among the Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company has confirmed that, pursuant to its sourcing policy, Metalfx exclusively sources Conflict Minerals, specifically gold, from the Royal Canadian Mint, and has surveyed each of its first tier suppliers who provide materials incorporated into the Products and obtained written representations and certifications regarding the source of Conflict Minerals, if any, which are incorporated into the Products, in accordance with IPC 1755. Each first tier supplier as well as other subcontractors to the first tier suppliers has provided the Company with written certifications or other evidence satisfactory to the Company that the materials supplied for or contained in the Products by such first tier suppliers or any of its subcontractors either did not contain Conflict Minerals or that the Conflict Materials originated from outside of the Covered Countries or were from recycled or scrap resources.
Based on its review of the information, certifications, and evidence provided by suppliers of materials containing Conflict Minerals, the Company determined that it has no reason to believe that any Conflict Minerals used in the Products that were necessary to the functionality or production of the Products have originated in the Covered Countries, or it has reason to believe that the Conflict Minerals came from recycled or scrap sources. This information is publicly available at the Company’s website, https://www.myavista.com/about-us/doing-business-with-us/procurement.
Section 2 - Exhibits
Based on the above, no Conflict Minerals Report is required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVISTA CORPORATION
(Registrant)

Date:	May 30, 2019	/s/ Marian M. Durkin
Marian M. Durkin
Senior Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer